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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

WEB2 CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

94845E101
(CUSIP Number)

Gary D. Lipson, Esq.
Winderweedle, Haines, Ward & Woodman, P.A.
390 N. Orange Ave, Suite 1500
Orlando, Florida 32801
(407) 423-4246
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 2 OF 5 PAGES

1)	Name of Reporting Person: William A. Mobley, Jr.

2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a)☐ (b)☐

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO

5)	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization: United States of America

Number of	7) Sole Voting Power: 44,901,771
Shares
Beneficially	8) Shared Voting Power: 2,355,220
Owned by
Each	9) Sole Dispositive Power: 27,870,786
Reporting Person
With	10) Shared Dispositive Power: 2,355,220

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 47,256,991 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13) Percent of Class Represented by Amount in Row (11): 55.00

14) Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 3 OF 5 PAGES

Item 1.  Security and Issuer.

Securities acquired:	Common Stock

Issuer:	Web2 Corp.

Address of Issuer:	100 West Lucerne Circle, Suite 600
Orlando, Florida 32801

Item 2. Identity and Background.

Reporting Person:	William A. Mobley, Jr.

Address:	100 West Lucerne Circle, Suite 600
Orlando, Florida 32801

Principal Business:	Chairman and CEO of the Issuer, Web2 Corp., and its
wholly-owned subsidiary, Global Portals Online, Inc.

Citizenship:	United States of America

During the last five years, William A. Mobley, Jr. (“Mr. Mobley”) has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds.

An aggregate of 5,213,954 shares of Common Stock of the Issuer were acquired by William A. Mobley, Jr. or his affiliate, Nextelligence, Inc., in exchange for all of their respective shares of common stock of Global Portals Online, Inc. An aggregate of 25,012,052 shares of Common Stock of the Issuer were acquired by Mr. Mobley or his affiliate, Nextelligence, Inc., in satisfaction and cancellation of indebtedness of the Issuer to each of them in the aggregate amount of $1,750,843.74. No funds were borrowed by Mr. Mobley or his affiliate, Nextelligence, Inc., to acquire shares of Common Stock of the Issuer.

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 4 OF 5 PAGES

Item 4. Purpose of the Transaction.

William A. Mobley, Jr. and his affiliate, Nextelligence, Inc., acquired their respective shares of Common Stock of the Issuer in connection with (i) the exchange of all of their shares of common stock of Global Portals Online, Inc. for shares of Common Stock of the Issuer and (ii) the satisfaction and cancellation of indebtedness of the Issuer to each of them. Mr. Mobley and his affiliate do not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Mobley and his affiliate, respectively, reserve the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, William A. Mobley, Jr. directly or indirectly holds the power to vote or dispose of an aggregate of 47,256,991 shares of Common Stock of the Issuer. Mr. Mobley believes that, based upon information available to him, these shares represent approximately 55.00% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

(b) William A. Mobley, Jr. has the sole power to vote 44,901,771 shares of Common Stock of the Issuer, shared power to vote 2,355,220 shares of Common Stock of the Issuer, sole power to dispose of 27,870,786 shares of Common Stock of the Issuer, and shared power to dispose of 2,355,220 shares of Common Stock of the Issuer.

(c) On December 22, 2005, the Issuer acquired all of the issued and outstanding shares of Common Stock of Global Portals Online, Inc. pursuant to the provisions of an Agreement and Plan of Share Exchange dated as of December 1, 2005 and shares of Common Stock of the Issuer were issued to Mr. Mobley and his affiliate, Nextelligence, Inc. On December 20, 2007, an aggregate of 25,012,052 shares of Common Stock of the Issuer were acquired by Mr. Mobley or his affiliate, Nextelligence, Inc., in satisfaction and cancellation of indebtedness of the Issuer to each of them in the aggregate amount of $1,750,843.74. In connection with that transaction, Mr. Mobley also acquired an irrevocable proxy to vote 17,030,985 shares of Common Stock of the Issuer legally owned by Steven A. Horowitz.

(d) Not Applicable.

(e) Not Applicable.

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 5 OF 5 PAGES

Item 6.  Contracts, Arrangements, Understandings and Relationships With Respect to
Securities of the Issuer.

William A. Mobley, Jr. is Chairman of the Board and Chief Executive Officer of the Issuer and its wholly-owned subsidiary, Global Portals Online, Inc. On December 22, 2005, Mr. Mobley entered into an Employment Agreement with the Issuer.

Item 7.  Material to be Filed as Exhibits.

Agreement and Plan of Share Exchange dated as of December 1, 2005 by and between 110 Media Group, Inc. and Global Portals Online, Inc. is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 28, 2005; and

Employment Agreement dated December 22, 2005 by and between 110 Media Group, Inc. and William A. Mobley, Jr. is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 28, 2005.

Stock Purchase Agreement dated as of December 19, 2007 by and between Web2 Corp. and certain other parties is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 21, 2007.

Irrevocable Proxy dated as of December 19, 2007 granted by Steven A. Horowitz to William A. Mobley, Jr. is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 21, 2007.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William A. Mobley, Jr.
William A. Mobley, Jr.

Date: January 7, 2008